:----------:                                       :---------------------------:
:  FORM 3  :                                       :     OMB APPROVAL          :
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                                                   :OMB NUMBER        3235-0104:
                                                   :EXPIRES: September 30, 1998:
                                                   :ESTIMATED AVERAGE BURDEN   :
                                                   :HOURS PER RESPONSE.... 0.5 :
                                                   :---------------------------:

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
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1. Name and Address of Reporting Person*

    Koninklijke Philips Electronics N.V.
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   (Last)                     (First)                       (Middle)


                              P.O. Box 218
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                                    (Street)

     5600           MD              Eindhoven
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   (City)                     (State)                       (Zip)
   The Netherlands
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2. Date of Event Requiring Statement (Month/Day/Year)

   6/9/98
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol

   Uniphase Corporation
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5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   __X_1/__ Director                       ____ 10% Owner
   _____ Officer (give title below)        ____ Other (specify below)


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6. If Amendment, Date of Original (Month/Day/Year)

   N/A
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7. Individual or Joint/Group Filing (Check Applicable Line)

   __X__  Form filed by One Reporting Person

   _____  Form filed by More than One Reporting Person
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TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


1. Title of Security    2. Amount of Securities        3. Ownership            7.  Nature of Indirect Beneficial Ownership
   (Instr. 4)              Beneficially Owned             Form: Direct             (Instr. 5)
                           (Instr. 4)                     (D) or Indirect
                                                          (I) (Instr. 5)
-------------------     -----------------------        ------------------      -------------------------------------------

Common Stock             3,259,646                              D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                       1473 (7-96)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1.   Title of Derivative Security (Instr. 4)

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2.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable              Expiration Date

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3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)
               Title                           Amount or Number of Shares

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4.   Conversion or Exercise Price of Derivative Security

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5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 5)

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6.  Nature of Indirect Beneficial Ownership (Instr. 5)

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Explanation of Responses:

1/ Koninklijke Philips Electronics N.V. ("Philips") is filing this Form 3 as a "director" because Philips understands that as a shareholder of Uniphase Corporation ("Uniphase") it may be deemed a "deputized director" of Uniphase as a result of the service of Mr. Willem Haverkamp, an employee of Philips, on the board of directors of Uniphase. Notwithstanding the filing of this Form 3, Philips expressly disclaims that it is or should be deemed a "deputized director" of Uniphase for purposes of Sections 16 or for any other purpose.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                      By: /s/ A. Westerlaken                     June 19, 1998
                          -------------------------              -------------
                      **  A. Westerlaken,                             Date
                          Corporate Secretary,
                          on behalf of Koninklijke
                          Philips Electronics N.V.



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1473 (7-96)